

Mail Stop 3561

August 13, 2009

Mr. William Kosoff
Chief Financial Officer
Global Investor Services, Inc.
110 William St., 22nd Floor
New York, NY 10038

      Re: Global Investor Services, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2009
              Filed June 29, 2009
              File No. 0-27019

Dear Mr. Kosoff

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

General

1. Please ensure that the cover page of your Forms 10-K and Forms 10-Q comply with those Forms. Please note that these disclosures differ from what was required under Forms 10-KSB and Forms 10-QSB. Additionally, please confirm to us that you qualified as a Smaller Reporting Company for your fiscal year ended March 31, 2009, and tell us what your public float was as of the last business day of your second fiscal quarter within that fiscal year.

Consolidated Statement of (Deficiency in) Stockholders' Equity, page F-5

2. We note several line items describing the beneficial conversion feature on convertible debt in connection with the issuance of common stock or in connection with common stock to be issued. Please clarify why these line items impact the columns reflecting the number of common shares outstanding and/or the number of common shares to be issued. Please provide us with illustrative journal entries indicating how these transactions were recorded. Additionally, please explain to us why these line items imply that you are recognizing a beneficial conversion feature upon the conversion of the debt into stock, while your disclosures within Note 7 appear to indicate that you recognize any beneficial conversion features when the related debt is issued, and revise your description of these line items if necessary.

3. If not addressed by the preceding comment, please clarify what the column titled "common shares to be issued" represents and why inclusion of that column is necessary and consistent with GAAP.

4. We note that you present a contra-equity deferred compensation account. Please tell us how your presentation of deferred compensation as a contra-equity item complies with SFAS 123(R), particularly paragraph 74. Otherwise, confirm to us that you will revise your presentation in future filings to eliminate your deferred compensation account, and describe to us the changes that you will make.

Note 1. Summary of Significant Accounting Policies, page F-10

Acquisition of ITT, page F-10

5. You disclose that a total of 18 million shares will be issued over the next few years to the previous owners of Investment Tools and Training, LLC ("ITT") and Razor Data, LLC ("Razor"). Please tell us and disclose if any of these shares are contingently issuable based on certain future events or if these issuances are contractually guaranteed.

6. We note that the purchase price allocations for your ITT and Razor acquisitions were largely to goodwill. Tell us the deliberative process that you went through in arriving at the purchase price of each acquisition and in determining the items other than goodwill to which the purchase price was allocated. After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is called for, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired.

7. It appears that you computed the total purchase prices of your ITT and Razor acquisitions by combining the fair value of your common shares issued with the face

amount of the convertible promissory notes. Please tell us how your use of face amounts complies with paragraph 20 of SFAS 141, which indicates that the <u>fair value</u> of liabilities incurred by an acquiring entity shall be used to measure the cost of an acquired entity. Please also tell us whether the 6% interest rate of these notes was materially above or below the effective rate or current yield for an otherwise comparable security. If so, please tell us if you imputed a premium or discount on these promissory notes in accordance with APB 21.

<u>Revenue recognition, page F-12</u>

8. We note that you recognize revenue under the guidance in SAB 104 and EITF 00-21. Please provide us with your analysis of the applicability of SOP 97-2, including your analysis of EITF 00-3.

9. Your disclosures concerning EITF 00-21 appear to indicate that in some circumstances you are able to determine objective and reliable evidence of fair value for all units of accounting in an arrangement, while in other circumstances you are able to determine objective and reliable evidence of fair value for only the undelivered elements. Please explain to us the units of accounting for which you are able to determine objective and reliable evidence of fair value and the units of accounting for which you are unable to determine this. With regard to the units of accounting for which you are able to determine objective and reliable evidence of fair value, explain to us in reasonable detail how you determine this, including whether you sell these services separately or whether you are relying on third-party evidence of fair value. With regard to the units of accounting for which you are unable to determine objective and reliable evidence of fair value, please explain to us how these services are delivered before the other deliverables in your bundled arrangements such that the residual method is appropriate.

10. We read that you sell bundled arrangements that contain multiple deliverables including website/data subscriptions, educational workshops, online workshops and training, one-on-one coaching and counseling sessions, along with other products and services. Please tell us whether your online workshops and training are separate units of accounting from your website/data fees. If so, please explain in detail how the online workshops and training meet the criteria of paragraph 9(a) of EITF 00-21, as we assume a customer would have to have access to your website to be able to use them.

11. You disclose that revenues from online training and courses and coaching/counseling services are generally deferred and recognized as services are delivered or on a straight-line basis. Please clarify when you recognize revenues as services are delivered and when you recognize revenues on a straight-line basis, and explain why these revenues are not exclusively recognized as services are performed. Also explain why any discount from the combined fair value of individual elements is allocated to

the portion of the revenues that is attributed to the online courses and training and how that policy complies with the applicable accounting guidance.

Segment Information, page F-17

12. Based on your disclosures, you appear to have concluded that you have one reportable segment; however, it appears that you may have multiple operating segments as defined in paragraph 10 of SFAS 131. Please clarify if you aggregate any operating segments into your single reportable segment. If so, tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131. Additionally, disclose in future filings that multiple operating segments have been aggregated in accordance with paragraph 26.(a.) of SFAS 131. Alternatively, if you believe that you only have one operating segment, please describe to us how you reached this conclusion under paragraph 10 of SFAS 131 and how your chief operating decision maker is able to effectively manage your company without reviewing your results at any level below your consolidated financial statements.

Note 7. Convertible Debentures, page F-23

13. We note that you have issued several convertible debentures. Please provide us with a detailed explanation of your accounting treatment for these convertible loan issuances by responding to the following items:

- Please provide us with a detailed explanation of your accounting treatment for the conversion features of your convertible notes. Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment. If you believe that the conversion features are not embedded derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. Please specifically tell us whether or not there are limits on the number of shares that can be issued upon conversion of these notes and, if so, tell us and disclose the terms of the caps. If you bifurcated any of the conversion options as derivative liabilities, please confirm that you recorded the liabilities at their full fair value.

- If you have determined that the conversion features of your convertible loans are outside of the scope of SFAS 133 and EITF 00-19, please tell us how you calculate the effective conversion price of your convertible loans, as described in Issue 1 of EITF 00-27 and paragraph 16 of APB 14, and how you measure the intrinsic value of the related beneficial conversion features. In doing so, please tell us how you determine the market price of your common stock. When you issue warrants or other equity instruments with your convertible notes, please ensure your response addresses how your allocation method complies with the requirement in paragraph 5 of EITF 00-27 that you allocate the proceeds to the equity instruments and the convertible notes on a relative fair value basis. With respect to how you measure the intrinsic value, specifically address how you apply Issue 7 of EITF 00-27 for any convertible loans with contingent conversion options. Please also tell us and disclose the period over which your beneficial conversion feature discounts are amortized and tell us how your accounting complies with the guidance in Issue 6 of EITF 00-27.

- Tell us how you account for your warrant issuances, including those issued in connection with convertible debt and those issued on a standalone basis. In doing so, tell us if you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

- We note that you issue shares of common stock in connection with the issuance of some of your convertible debentures and it appears you charge the fair value of those shares to current period operations as financing costs. Please tell us if the debtholders or some other third party receives these shares and clarify if the expense is recorded immediately or amortized over time. Where applicable, please cite authoritative accounting guidance that support your treatment.

- Please tell us if any conversions of your convertible notes into common stock during the historical periods presented occurred at conversion prices other than the stated price. If so, please explain how you account for those conversions, including whether or not you recognize a gain or loss, how that gain or loss is calculated, and whether the gain or loss is recorded in income or reflected as a capital transaction.

- Tell us about the terms of any registration payments arrangements and tell us if you recorded any contingent liabilities for those arrangements under FASB Staff Position EITF 00-19-2.

14. We note that several of your convertible debentures were issued in exchange for convertible debentures previously matured. Citing relevant authoritative accounting guidance, such as APB 26, FTB 80-1, SFAS 84, EITF 96-19, and EITF 06-6, please tell us how you accounted for these transactions and clarify whether or not you recorded gains or losses on the transactions and how those gains or losses were calculated.

15. Please tell us and disclose in future filings if you classify your defaulted debentures within current liabilities. If not, please clarify how your presentation complies with Chapter 3A of ARB 43 and/or SFAS 6.

Note 8. Related Party Transactions, page F-31

16. We note that a related party provides you with marketing and promotional services in exchange for 20% of gross revenue from sales of the related party's products and services. Please tell us and disclose how these transactions impacted your statement of losses for each period presented, including quantifying the impact on each affected line item. Refer to paragraph 2 of SFAS 57. Additionally, since you appear to sell your related party's products and services, please tell us and disclose whether you account for these sales on a gross or net basis, and provide in your response your analysis under EITF 99-19 to support your conclusion.

Note 10. Capital Stock, page F-32

17. We note that you issue equity instruments to non-employees. Please tell us and disclose in future filings how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please ensure you describe your expense recognition practices for those instruments vested on the issuance date and those instruments that vest over time. Please demonstrate how your accounting policies are in accordance with EITF 96-18, EITF 00-18, and/or other applicable accounting guidance.

18. You disclose that you issue common shares as compensation and deferred compensation. Please tell us and disclose in future filings the differences between these two categories. Please ensure you disclose the significant terms of your deferred compensation arrangements.

Note 15. Fair Value Measurement, page F-39

19. The introduction to your fair value table on page F-39 indicates that you record and measure your convertible debentures at fair value on a recurring basis. If this statement is incorrect and you do not remeasure your convertible debentures at fair value on a recurring basis, please revise your disclosures in future filings accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief